Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Accenture plc:

We consent to the incorporation by reference in the registration statements (No. 333-166290) on Form S-3 and (No. 333-164737) and (No. 333-65376-99) on Forms S-8 of Accenture plc of our report dated October 25, 2010, with respect to the Consolidated Balance Sheets of Accenture plc as of August 31, 2010 and 2009, and the related Consolidated Statements of Income, Shareholders’ Equity and Comprehensive Income, and Cash Flows for each of the years in the three-year period ended August 31, 2010, and the effectiveness of internal control over financial reporting as of August 31, 2010, which report appears in the August 31, 2010 annual report on Form 10-K of Accenture plc.

The Company, as of September 1, 2007, changed its method of accounting for uncertain tax positions. The Company, as of September 1, 2009, adopted guidance on noncontrolling interests.

/s/ KPMG LLP

Chicago, Illinois

October 25, 2010